Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$6,190,000.00	100.00%	$6,190,000.00	$345.40(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $28,722.09 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-140456, of which this pricing supplement is a part. After giving effect to the $345.40 registration fee for this offering, $28,376.69 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 388 dated June 9, 2009	Filed pursuant to Rule 424(b)(3)
to Prospectus Supplement and Prospectus dated February 5, 2007	Registration Statement No. 333-140456
relating to the Eksportfinans ASA U.S. Medium-Term Note Program

EKSPORTFINANS ASA

$6,190,000.00 13.30% Reverse Convertible Notes linked to the PHLX Oil Service SectorSM Index due December 14, 2009

MORGAN STANLEY STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 5, 2007 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

     Reverse convertible notes (which we refer to as RevConsSM) offer a short-term, enhanced yield strategy that pays a periodic, above-market, fixed rate coupon (per annum) in return for the risk that the RevCons will redeem for an amount of cash that is less than the stated face amount by an amount proportionate to the decrease in the level of the Underlying Index on the Determination Date and which could be zero if the Closing Level of the Underlying Index is at or below the Knock-In Level on any Trading Day from and including the Trading Day immediately after the Trade Date to and including the Determination Date and the Final Index Level is below the Initial Index Level. In this case, the value of the RevCons will be less than the value of your initial investment and may be zero, and you have no opportunity to participate in any upside. Alternatively, if the level of the Underlying Index is never at or below the Knock-In Level, the RevCons will return the stated face amount ($1,000.00 per RevCon) at maturity. The coupon is paid regardless of the performance of the Underlying Index. RevCons are not principal protected and offer no potential for appreciation. RevCons are senior unsecured obligations of Eksportfinans ASA, and all payments on the RevCons are subject to the credit risk of Eksportfinans ASA.

     “RevConsSM” is a service mark of Morgan Stanley.

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Agent:	Morgan Stanley & Co. Incorporated (MS&Co.) 1585 Broadway New York, NY 10036

Agent acting in the capacity as:	Principal

Aggregate face amount:	$6,190,000.00

Face amount per RevCon:	$1,000.00

Trade Date:	June 9, 2009

Original Issue Date:	June 12, 2009

Determination Date†:	December 9, 2009

Maturity Date†:	December 14, 2009

Underlying Index:	The PHLX Oil Services SectorSM Index (OSX)

CUSIP:	282649BF8

ISIN:	US282649BF86

†	Subject to postponement in the event of a market disruption event and as described under “Description of RevCons — Market Disruption Event” below.

     You may revoke your offer to purchase the RevCons at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the RevCons prior to their issuance. In the event of any changes to the terms of any of the RevCons, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the RevCons or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

     The RevCons are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Issue Price to Public	Discounts and Commissions	Proceeds to Us (Before Expenses)
Per RevCon:	$ 1,000.00	$ 15.00*	$ 985.00
Total:	$6,190,000.00	$92,850*	$6,097,150.00

*	See “Supplemental plan of distribution” below. The actual price to the public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of RevCons purchased by that investor. The lowest price payable by an investor is $995.00 per RevCon. Please see “Agent’s Commissions Information” on page P-17 for further details.

“Nasdaq®,” “OMX®,” “PHLX Oil Service SectorSM” and “OSXSM” are registered trademarks or service marks of The NASDAQ OMX Group, Inc. (which with its affiliates is referred to as the Corporations) and have been licensed for use by Morgan Stanley & Co. Incorporated and its affiliates. The RevCons have not been passed on by the Corporations as to their legality or suitability. The RevCons are not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE REVCONS.

MORGAN STANLEY

Pricing Supplement dated June 9, 2009

SUMMARY OF THE REVCONS

Investment Overview

     RevCons pay a periodic, above-market, fixed rate coupon (per annum). At maturity, the RevCons will pay either (i) an amount of cash equal to the stated face amount of the RevCons ($1,000.00), or (ii) if the Closing Level of the Underlying Index on the Determination Date is less than the Initial Index Level and the Closing Level of the Underlying Index has decreased to or below the specified Knock-In Level on any Trading Day over the term of the RevCons, an amount of cash that is less than the stated face amount by an amount proportionate to the decrease in the level of the Underlying Index on the Determination Date and which could be zero. RevCons are not principal protected and offer no potential for appreciation. All payments on the RevCons are subject to the credit risk of Eksportfinans ASA.

Underlying Index Overview

The PHLX Oil Service SectorSM Index

     The PHLX Oil Service SectorSM Index (the Underlying Index) was developed by the predecessor to NASDAQ OMX PHLX and is calculated, maintained and published by NASDAQ OMX PHLX (the Index Publisher). The Underlying Index is a price-weighted index composed of 15 companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services. The Underlying Index is calculated by adding the prices of the component stocks and dividing by the base market divisor, without any regard to capitalization.

     Information as of market close on June 9, 2009.

Ticker:	OSX	52 Weeks ago:	350.57

Current Stock Price:	181.22	52 Week High (on 07/02/2008):	364.26

Current Dividend Yield on the index
component stocks:	0.72%	52 Week Low (on 12/05/2008):	97.17

Key Investment Rationale

     The RevCons offer an income oriented strategy linked to the Underlying Index.

  A coupon which is higher than the current dividend yield on the component stocks of the Underlying Index.

  No potential to participate in any appreciation in the level of the Underlying Index.

  RevCons are not principal protected.

Key Benefits

     The RevCons pay an above-market coupon in exchange for downside exposure to the Underlying Index, with only contingent protection against declines in the level of the Underlying Index. If the Final Index Level is less than the Initial Index Level and the Closing Level of the Underlying Index has declined to or below the Knock-in Level on any Trading Day from and including the Trading Day immediately following the Trade Date to and including the Determination Date, you will then be subject to full downside exposure to the Underlying Index.

Enhanced Yield

  A monthly coupon, the rate per annum of which is higher than the current dividend yield on the component stocks of the Underlying Index.

  The coupon will be paid regardless of the performance of the Underlying Index.

Best Case Scenario
  If the Closing Level of the Underlying Index never declines to or below the Knock-In Level, the RevCons will redeem, at maturity, for the stated face amount of $1,000.00 per RevCon, resulting in a total return on a per annum basis equal to the coupon. You will not participate in any appreciation in the Underlying Index, even if the Closing Level of the Underlying Index is above the Initial Index Level on the Determination Date.

Worst Case Scenario
  If the Closing Level of the Underlying Index declines to or below the Knock-In Level on any Trading Day during the term of the RevCons and, on the Determination Date, is at a level below its Initial Index Level, the RevCons will redeem for an amount of cash that is less than the stated face amount by an amount proportionate to the decrease in the level of the Underlying Index and which could be zero. In this worst case scenario, the RevCons will have outperformed the Underlying Index on a per annum basis by the coupon.

RISK FACTORS

     Unlike ordinary debt securities, the return on the RevCons depends on changes in levels of an index of equity securities. As described in more detail below, the trading price of the RevCons may vary considerably before the Maturity Date due, among other things, to fluctuations in the price of the common stocks that make up the Underlying Index and other events that are difficult to predict and beyond our control. Your RevCons are a riskier investment than ordinary debt securities. Your notes are not equivalent to investing directly in the stocks comprising the index to which your RevCons are linked. You should carefully consider the following risks before investing in the RevCons.

You may lose a significant part of your investment in the RevCons.

We will not repay you a fixed amount of principal on the notes on the Maturity Date and we are not liable for any loss of principal that you may incur due to fluctuations in the level of the Underlying Index.

     You can lose all or substantially all of your investment in the RevCons. The terms of your RevCons differ from those of ordinary debt securities in that we will not pay you a fixed face amount in cash on the Maturity Date if (a) the Final Index Level is less than the Initial Index Level and (b) the Knock-In Level Trigger has occurred on any Trading Day during the term of the RevCons. In such a circumstance, we will pay you an amount that is less than the stated face amount by an amount proportionate to the decrease in the level of the Underlying Index and which could be zero.

     You may lose part or all of your investment if you sell the RevCons in the secondary market before they are redeemed. Even if the Redemption Amount is equal to the price you paid for the RevCons, it may, even taking into account the interest payable on the RevCons, not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your RevCons may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

The formula for determining the Redemption Amount does not take into account all developments in the Underlying Index.

     If the Knock-In Level Trigger never occurs or the Final Index Level is greater than or equal to the Initial Index Level, changes in the Closing Level of the Underlying Index will not be reflected in the Redemption Amount payable on the Maturity Date. If the Knock-In Level Trigger does occur and the Final Index Level is less than the Initial Index Level, the Redemption Amount will be less than the face amount of your investment in the RevCons. Accordingly, even if the Closing Level of the Underlying Index has risen at certain times during the term of the RevCons, you will not receive more than the face amount of your investment, and could lose a significant portion of your investment.

The RevCons are subject to the credit risk of the Issuer, and our credit ratings and credit spreads may adversely affect the market value of the RevCons.

     An investment in the RevCons and all payment amounts due on the RevCons are subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered RevCons. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your RevCons.

The RevCons are a speculative investment.

     The RevCons are speculative in nature and involve a high degree of risk. The RevCons are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the RevCons and the suitability of such notes in light of your particular circumstances.

Past performance of the Underlying Index is no guide to future performance.

     The actual performance of the Underlying Index over the life of the RevCons, as well as the Redemption Amount, may bear little relation to the historical levels of the Underlying Index or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying Index.

An increase in the level of the Underlying Index may not increase the market value of your RevCons.

     Owning the RevCons is not the same as investing directly in the stocks comprising the Underlying Index. Accordingly, the market value of your RevCons may not have a direct relationship with the level of the Underlying Index, and changes in the level of the Underlying Index may not result in a comparable change in the market value of your RevCons. If the level of the Underlying Index rises above the Initial Index Level, the market value of your RevCons may not increase. It is also possible for the market value of your RevCons to decline while the level of the Underlying Index increases.

The Calculation Agent will have the authority to make determinations that could affect the market value of your RevCons and the Redemption Amount you receive.

     The Calculation Agent for the RevCons will have sole discretion in making various determinations that affect your RevCons, including the Final Index Level, the Redemption Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events and any discontinuance or modification of the Underlying Index. The exercise of this discretion by the Calculation Agent could adversely affect the value of your RevCons and may present the Calculation Agent with a conflict of interest of the kind described below under “There may be conflicts of interest between you and the agent or its affiliates.’’

The return on your RevCons will not reflect any dividends paid on the stocks comprising the Underlying Index.

     The Index Publisher calculates the level of the Underlying Index by reference to the prices of the common stocks included in the Underlying Index, without taking account of the value of dividends paid on those stocks. As a result, the return on your RevCons will not reflect the return you would realize if you actually owned the stocks included in the Underlying Index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the stocks comprising the Underlying Index by the issuers of such stock. See “You have no shareholder rights or rights to receive any stock” below for additional information.

You have no shareholder rights or rights to receive any stock.

     Investing in the RevCons will not make you a holder of any of the stocks included in the Underlying Index. Neither you nor any other holder or owner of your RevCons will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the stocks included in the Underlying Index. Any payments on your RevCons will be paid in cash, and you will have no rights to receive delivery of any stocks included in the Underlying Index or dividends.

Changes in the volatility of the Underlying Index are likely to affect the market value of the RevCons.

     The volatility of the Underlying Index refers to the magnitude and frequency of the changes in the level of the Underlying Index. In most scenarios, if the volatility of the Underlying Index increases, we expect that the market value of your RevCons will decrease and, conversely, if the volatility of the Underlying Index decreases, the market value of your RevCons may increase.

Assuming no changes in market conditions or any other relevant factors, the value of your RevCons on the Trade Date will be significantly less than the face amount of the RevCons.

     The value or quoted price of your RevCons at any time, however, will reflect many factors and cannot be predicted. If the agent makes a market in the RevCons, the price quoted by the agent would reflect any changes in market conditions and other relevant factors, and the quoted price could be lower or higher than the original issue price, and may be lower than the value of your RevCons as determined by reference to pricing models used by the agent.

     If at any time a third party dealer quotes a price to purchase your RevCons or otherwise values your RevCons, that price may be significantly different (higher or lower) than any price quoted by the agent.

     Furthermore, if you are able to sell your RevCons, you will likely be charged a commission for secondary market transactions, or the price you realize will likely reflect a dealer discount.

     There is no assurance that the agent or any other party will be willing to purchase your RevCons and, in this regard, the agent will not be obligated to make a market in the RevCons.

The market price of the RevCons may be influenced by many unpredictable factors.

     Several factors, nearly all of which are beyond our control, will influence the value of the RevCons in the secondary market and the price at which the agent may be willing to purchase or sell the RevCons in the secondary market. We expect that generally the value of the Underlying Index on any day will affect the value of the RevCons more than any other single factor. Other factors that may influence the market price of the RevCons include:

  whether the Closing Level of the Underlying Index has decreased to or below the Knock-In Level Trigger on any Trading Day,

  the volatility (frequency and magnitude of changes in the level) of the Underlying Index,

  the dividend rate on the stocks underlying the Underlying Index,

  geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the securities underlying the Underlying Index or stock markets generally and which may affect the level of the Underlying Index, interest and yield rates in the market,

  the time remaining to the maturity of the RevCons, and

  our creditworthiness.

     Some or all of these factors will influence the value you will receive if you sell your RevCons prior to maturity. For example, you may have to sell your RevCons at a substantial discount from the stated face amount if the level of the Underlying Index has declined below the Initial Index Level, especially if the Closing Level of the Underlying Index has declined to or below the Knock-In Level Trigger.

     You can review the historical levels of the Underlying Index in “The Underlying Index—Historical High, Low and Closing Levels of the Index” on P-21 in this pricing supplement. The payment of dividends on the stocks that underlie the Underlying Index is not reflected in the level of the Underlying Index and, therefore, has no effect on the calculation of the Redemption Amount.

     You cannot predict the future performance of the Underlying Index based on its historical performance. The Closing Level of the Underlying Index may decrease to or below the Knock-In Level and may be lower than the Initial Index Level on the Determination Date. If this occurs, you will receive at maturity an amount that is less than the stated face amount of the RevCons. We cannot guarantee that the Closing Level of the Underlying Index will stay above the Knock-In Level over the term of the RevCons or that the Closing Level of the Underlying Index on the Determination Date will be equal to or greater than the Initial Index Level so that you will receive at maturity the stated face amount of the RevCons.

The inclusion in the original issue price of the agent’s commission and the cost of hedging our obligations under the RevCons is likely to adversely affect the market value of the RevCons prior to maturity.

     Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS&Co. is willing to purchase RevCons in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the RevCons, as well as the cost of hedging our obligations under the RevCons. Such cost may include the expected cost of providing such hedge, as well as the profit the hedge counterparty expects to realize in consideration for assuming the risks inherent in providing such hedge. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

There may be conflicts of interest between you and the agent and its affiliates.

     We expect that MS&Co. and its affiliates will carry out hedging activities related to the RevCons (and possibly to other instruments linked to the Underlying Index or its component stocks), including trading in the stocks underlying the Underlying Index as well as in other instruments related to the Underlying Index. MS&Co. and some of its subsidiaries also trade the stocks underlying the Underlying Index and other financial instruments related to the Underlying Index and the stocks underlying the Underlying Index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities during the term of the RevCons could potentially affect the Final Index Level and also whether the Closing Level of the Underlying Index remains above the Knock-In Level and, accordingly, the amount of cash you will receive at maturity.

     As a result, these hedging or trading activities may present a conflict between your interest in the RevCons and the interests MS&Co., as the agent, and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These hedging or trading activities, if they influence the level of the Underlying Index, could be adverse to your interests as a beneficial owner of your RevCons.

     MS&Co. and its affiliates may also, at present or in the future, engage in business with the issuers of the stocks included in the Underlying Index, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of MS&Co. or another affiliate of MS&Co. and your interests as a beneficial owner of notes. Moreover, one or more of MS&Co.’s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the stocks included in the Underlying Index and with respect to the Underlying Index itself. Any of these activities by MS&Co. or any of its affiliates may affect the level of the Underlying Index and, therefore, the market value of the RevCons and the amount we will pay on your notes at maturity.

     We may also issue, and MS&Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments indexed to the Underlying Index, which would compete with the RevCons. By introducing competing products into the marketplace in this manner, we or MS&Co. and its affiliates could adversely affect the market value of your RevCons and the amount we pay on your RevCons at maturity. To the extent that MS&Co. or its affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the RevCons.

The policies of the Index Publisher and changes that affect the Underlying Index or the stocks included in the Underlying Index could affect the amount payable on the RevCons and their market value.

     The Index Publisher calculates, maintains and publishes the Underlying Index. The Index Publisher can add, delete or substitute the stocks included in the Underlying Index (the Underlying Index stocks) or make other methodological changes that could change the level of the Underlying Index. The policies of the Index Publisher concerning the calculation of the level of the Underlying Index, additions, deletions or substitutions of Underlying Index stocks and the manner in which changes affecting the Underlying Index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the level of the Underlying Index could affect the level of the Underlying Index and, therefore, the amount payable on the RevCons at maturity and the market value of the RevCons prior to that date.

     The amount payable on the RevCons and their market value could also be affected if the Index Publisher changes these policies, for example by changing the manner in which it calculates the level of the Underlying Index, or if the Index Publisher discontinues or suspends calculation or publication of the level of the Underlying Index, in which case it may become difficult to determine the market value of the RevCons. If events such as these occur, or if the level of the Underlying Index is not available because of a Market Disruption Event or for any other reason, MS&Co., as Calculation Agent for your notes, may determine the level of the Underlying Index on the Determination Date and, ultimately, the amount payable at maturity, in a manner it considers appropriate, in its sole discretion.

     In addition, the Index Publisher may discontinue or suspend calculation or publication of the Underlying Index at any time. In these circumstances, MS&Co., as the Calculation Agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued Underlying Index. MS&Co. could have an economic interest that is different than that of investors in the RevCons insofar as, for example, MS&Co. is not precluded from considering indices that are calculated and published by MS&Co. or any of its affiliates. If MS&Co. determines that there is no appropriate successor index, the payout on the RevCons at maturity will be an amount based on the closing prices on the Determination Date of the stocks comprising the Underlying Index at the time of such discontinuance, without rebalancing or substitution, computed by the Calculation Agent in accordance with the formula for calculating the Underlying Index last in effect prior to discontinuance of the Underlying Index.

There is no affiliation between the Underlying Index stock issuers and us, and we are not responsible for any disclosure by the Underlying Index stock issuers.

     We are not affiliated with the issuers of the Underlying Index stocks or the Index Publisher. Neither we nor MS&Co. or any of its affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the Underlying Index stock issuers. You, as an investor in the RevCons, should make your own investigation into the Underlying Index and the Underlying Index stock issuers to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the RevCons. See “The Underlying Index” below for certain information about the Underlying Index.

     Neither the Index Publisher nor the Underlying Index stock issuers are involved in this offering of the RevCons in any way and none of them have any obligation of any sort with respect to the RevCons. Thus, neither the Index Publisher nor the Underlying Index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of the RevCons.

The RevCons will not be listed.

     The RevCons will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the RevCons. MS&Co. currently intends to act as a market maker for the RevCons but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the RevCons easily. Because we do not expect that other market makers will participate in the secondary market for the RevCons, the value at which you may be able to trade your RevCons is likely to depend on the price, if any, at which MS&Co. is willing to transact. If at any time MS&Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the RevCons. Because it is not possible to predict whether the market for the RevCons will be liquid or illiquid, you should be willing to hold your RevCons to maturity.

We can postpone the Determination Date and the Maturity Date if a Market Disruption Event occurs.

     If the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Determination Date, the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than three Business Days. Moreover, if the Closing Level of the Underlying Index is not available on the Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the Calculation Agent will nevertheless determine the Final Index Level based on its assessment, made in its sole discretion, of the level of the

Underlying Index at that time. The maturity of your notes may be postponed, although not by more than one Business Day, in the event that the Maturity Date is not a Business Day. Thus, you may not receive the cash payment that we are obligated to deliver at maturity until one Business Day after the originally scheduled Maturity Date.

The U.S. Federal income tax treatment on the RevCons is uncertain, and the terms of the RevCons require you to follow the treatment that we will adopt.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the RevCons. Unless otherwise specified in the applicable terms supplement, by purchasing a RevCon, you agree with us to treat such RevCon as consisting of (1) a cash-settled put option on the Underlying Index (the Put Option) that requires you to pay to us an amount equal to the face amount of the RevCon multiplied by the percentage decline in the Underlying Index from the Initial Index Level to the Final Index Level (the Put Option Cash Settlement Amount) if the Final Index Level is less than the Initial Index Level and the Knock-In Level Trigger has occurred, and (2) a deposit of cash in an amount equal to the face amount of a RevCon (the Deposit) to secure your potential obligation to pay to us the Put Option Cash Settlement Amount. Accordingly, under this tax treatment, the stated interest payments on the RevCons are divided into two components for U.S. Federal income tax purposes, a portion of which is treated as interest on the Deposit and the remainder of which is attributable to your sale of the Put Option to us (the Put Premium). We are not requesting a ruling from the United States Internal Revenue Service (IRS) with respect to the RevCons, and we cannot assure you that the IRS will agree with the conclusions expressed in this pricing supplement or the accompanying prospectus supplement and prospectus. If the IRS successfully argues that the RevCons should be treated differently, then the timing and character of any inclusion in income in respect of your RevCons may be affected. Prospective investors should consult their own tax advisor and consider the U.S. Federal income tax consequences of investing in the RevCons under their particular situation. For more information, please review the discussion in the pricing supplement below and in the accompanying prospectus supplement and prospectus under “Taxation in the United States.’’

DESCRIPTION OF THE REVCONS

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. Dollars

Agent:	Morgan Stanley & Co. Incorporated (MS&Co.) 1585 Broadway New York, NY 10036 The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Aggregate face amount:	$6,190,000.00

Face amount of each RevCon:	$1,000.00

Authorized denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof

Trade Date:	June 9, 2009

Original Issue Date:	June 12, 2009, unless postponed due to a Market Disruption Event.

Maturity Date:	December 14, 2009, or in the event such day is not a Business Day, the Maturity Date will be the first following day that is a Business Day.

Interest Rate:	13.30% per annum.

Interest Payment Dates:

The 14th of each month, beginning July 14, 2009 and including August 14, 2009, September 14, 2009, October 14, 2009, November 14, 2009 and the Maturity Date; provided that if any such day (other than the Maturity Date) is not a Business Day, that interest payment will be made on the next succeeding Business Day and no adjustment will be made to any interest payment made on that succeeding Business Day.

If the scheduled Maturity Date is postponed due to a Market Disruption Event or otherwise, we will pay interest on the Maturity Date as so postponed, but no interest will accrue on the RevCons or on such payment during the period from or after the scheduled Maturity Date.

Record Dates:

The Record Date for each Interest Payment Date, including the Interest Payment Date scheduled to occur on the Maturity Date, will be the date five calendar days prior to such scheduled Interest Payment Date, whether or not that date is a Business Day.

Underlying Index:

The PHLX Oil Service SectorSM Index (the Underlying Index), which is calculated, maintained and developed by the NASDAQ OMX PHLX (the Index Publisher), is a price-weighted index composed of 15 companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services. The Underlying Index is calculated by adding the prices of the component stocks and dividing by the base market divisor, without any regard to capitalization.

Redemption Amount:

The Redemption Amount payable per RevCon on the Maturity Date in respect of each $1,000.00 face amount will be:

  If the Closing Level of the Underlying Index has not been at or below the Knock-In Level on any Trading Day from and including the Trading Day immediately following the Trade Date to and including the Determination Date (the Knock-In Level Trigger), as determined by the Calculation Agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Index Level on the Determination Date is equal to or greater than the Initial Index Level, as determined by the Calculation Agent in its sole discretion, or (b) a cash payment of $1,000.00 times the Index Performance Factor (i.e. an amount of cash that is less than the stated face amount by an amount proportionate to the decrease in the level of the Underlying Index), if the Final Index Level on the Determination Date is less than the Initial Index Level, in each case plus accrued but unpaid interest.

Index Performance Factor:	A fraction, the numerator of which is the Final Index Level and the denominator of which is the Initial Index Level, as expressed by the following formula:

Final Index Level
Index Performance Factor =
Initial Index Level

Initial Index Level:	181.22, the Closing Level of the Underlying Index on the Trade Date.

Final Index Level:	The Closing Level of the Underlying Index on the Determination Date.

Closing Level:

The Closing Level of the Underlying Index on any Index Business Day will equal the level of the Underlying Index or any Successor Index (as defined below) published at the regular weekday close of trading on that Index Business Day or, if no such other source is available, as calculated by the Calculation Agent in good faith, subject, in each case, to the effect of any Market Disruption Event or the discontinuance or modification of the Underlying Index. In case of the discontinuance or modification of the Underlying Index, the Closing Level will be based on the alternate calculation of the Underlying Index described under “—Discontinuance of the Underlying Index; Alteration of Method of Calculation.”

Knock-In Level:	126.8540, or 70.00% of the Initial Index Level.

Determination Date:

December 9, 2009 (three Index Business Days before the Maturity Date), subject to adjustment for Market Disruption Events as described in the following paragraph.

If a Market Disruption Event with respect to the Underlying Index occurs on the scheduled Determination Date, or if such Determination Date is not an Index Business Day, the Closing Level of the Underlying Index on such date will be determined on the immediately succeeding Index Business Day on which no Market Disruption Event shall have occurred; provided that the Final Index Level will not be determined on a date later than the third scheduled Index Business Day after the scheduled Determination Date, and if such date is not an Index Business Day or if there is a Market Disruption Event on such date, the Calculation Agent will determine the Final Index Level on such date in accordance with the formula for calculating the Underlying Index last in effect prior to the commencement of the Market Disruption Event (or prior to the non-Index Business Day), without rebalancing or substitution, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension, limitation or non-Index Business Day) on such date of each security most recently constituting the Underlying Index.

Index Business Day:

Any day, for the Underlying Index, as determined by the Calculation Agent, on which trading is generally conducted on each of the Relevant Exchange(s) for the stocks included in the Underlying Index, and on each exchange on which futures or options contracts related to the stocks included in the Underlying Index (or Successor Index) are traded, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing prices.

Market Disruption Event:	Any of the following will be a Market Disruption Event:

	(i)	the occurrence or existence of a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the level of the Underlying Index (or the Successor Index) on the Relevant Exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such Relevant Exchange; or a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the level of the Underlying Index (or the Successor Index) during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange traded funds related to the Underlying Index (or the Successor Index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market, in each case as determined by the Calculation Agent in its sole discretion; and

	(ii)	a determination by the Calculation Agent in its sole discretion that any event described in clause (i) above materially interfered with the ability of MS&Co. or the ability of any of its affiliates to unwind or adjust all or a material portion of the hedge position with respect to the RevCons, in each case as determined by the Calculation Agent in its sole discretion.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Underlying Index shall be based on a comparison of (x) the portion of the value of the Underlying Index attributable to that security relative to (y) the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

For the purpose of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund will not constitute a Market Disruption Event, (3) a suspension of trading in futures, options contracts or exchange traded funds on the Underlying Index by the primary securities market trading in such contracts or funds by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or funds or (c) a disparity in bid and ask quotes relating to such contracts or funds will constitute a suspension, absence or material limitation of trading in futures, options contracts or exchange traded funds related to the Underlying Index and (4) a suspension, absence or material limitation of trading on any Relevant Exchange or on the primary market on which futures, options contracts or exchange traded funds related to the Underlying Index are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Relevant Exchange:

With respect to the Underlying Index or any Successor Index (as defined below), the primary exchange or market of trading for (i) any security then included in the Underlying Index, or any Successor Index, and (ii) any futures or options contracts related to the Underlying Index, or any Successor Index, or to any security then included in the Underlying Index, or any Successor Index.

Discontinuance of the Underlying Index; Alternation of Method of Calculation:

If the Philadelphia Stock Exchange, Inc. (PHLX) discontinues publication of the Underlying Index and PHLX or another entity (including MS&Co.) publishes a successor or substitute index that MS&Co., as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Underlying Index (such index being referred to herein as a Successor Index), then any subsequent Index Closing Level will be determined by reference to the published value of such Successor Index at the regular weekday close of trading on the Index Business Day that any Index Closing Level is to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to MS&Co. and to DTC, as holder of the RevCons, within three Business Days of such selection. We expect that such notice will be passed on to you, as a beneficial owner of the RevCons, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If PHLX discontinues publication of the Underlying Index prior to, and such discontinuance is continuing on, the Determination Date, any Index Business Day (on which determination need be made as to whether a Knock-In Level Trigger has occurred) or the date of acceleration and MS&Co., as the Calculation Agent, determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Index Closing Level for such date. The Index Closing Level will be computed by the Calculation Agent in accordance with the formula for calculating the Underlying Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the Relevant Exchange on such date of each security most recently constituting the Underlying Index without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Underlying Index may adversely affect the value of the RevCons.

If at any time the method of calculating the Underlying Index or a Successor Index, or the value thereof, is changed in a material respect, or if the Underlying Index or a Successor Index is in any other way modified so that such index does not, in the opinion of MS&Co., as the Calculation Agent, fairly represent the value of the Underlying Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in New York City on each date on which the Index Closing Level is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the Underlying Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Index Closing Levels with reference to the Underlying Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the Underlying Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent will adjust such index in order to arrive at a value of the Underlying Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Calculation agent:

MS&Co.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Redemption Amount, if any, will be rounded to the nearest one hundred-thousandth, with five one- millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per RevCons will be rounded to the nearest ten- thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of RevCons will be rounded to the nearest cent, with one-half cent rounded upward.

The economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the RevCons, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Index Level, the Final Index Level, whether or not a Knock-In Trigger has occurred, the Redemption Amount and whether a Market Disruption Event has occurred. See “—Discontinuance of the Index; Alteration of Method of Calculation” and “—Market Disruption Event” below. MS&Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Trustee:	The Bank of New York Mellon (formerly known as The Bank of New York).

Business Day:

For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Trading Day:

Any day on which the respective principal securities markets for the Underlying Index stocks are open for trading, the Index Publisher is open for business and the Closing Level of the Underlying Index is calculated and published by the Index Sponsor.

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption:	No

Additional amounts payable:	No

Renewable note:	No

Form of notes:	Book-entry

Listing:	None

Failure to pay Redemption Amount when due:	In the event we fail to pay the Redemption Amount on the Maturity Date, any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11.00 a.m. (London time) on the first business day following such failure to pay. Such rate shall be determined by the Calculation Agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the Calculation Agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:

The notes do not pay interest and are not renewable notes, asset linked notes or amortizing notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these RevCons are a part. This terms supplement, together with the documents listed below, contains the terms of the RevCons and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the RevCons.

     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

ADDITIONAL INFORMATION

Calculation Agent

     We have initially appointed MS&Co. as Calculation Agent for the purpose of determining the Final Index Level and for all calculations and determinations regarding Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the Calculation Agent shall be final and binding on us and the holders of the notes.

     Upon request, the Calculation Agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the Calculation Agent should be addressed to:

     Morgan Stanley & Co. Incorporated
     1585 Broadway
     New York, NY 10036
     ATTN: Financial Engineering
     Telephone No. +1 212 761 4000
     Facsimile No. +1 646 290 2676

Agent’s Commissions Information

     The RevCons will be issued at $1,000.00 per RevCon and the Agent’s Commissions will be $15.00 per RevCon; provided that the price to the public and the Agent’s Commissions for the purchase by any single investor greater than or equal to $1,000,000.00 but less than $3,000,000.00 the face amount of RevCons will be $997.50 per RevCon and $12.50 per RevCon, respectively; for the purchase by any single investor greater than or equal to $3,000,000 but less than $5,000,000 the face amount of RevCons will be $996.25 per RevCon and $11.25 per RevCon, respectively; and for the purchase by any single investor of $5,000,000 or more the face amount of RevCons will be $995.00 per RevCon and $10.00 per RevCon, respectively.

Issue Price	Selling Concession	Face Amount of RevCons for a Single Investor
$1,000.00	$15.00	< $1,000,000.00
$ 997.50	$12.50	> $1,000,000.00 and < $3,000,000.00
$ 996.25	$11.25	> $3,000,000.00 and < $5,000,000.00
$ 995.00	$10.00	> $5,000,000.00

     Selling Concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the RevCons distributed by such dealers.

Hypothetical examples

     The following tables set out the hypothetical total pre-tax return to the Maturity Date of a hypothetical RevCon, based on the terms and assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical Closing Levels for the Underlying Index on the Determination Date or at any time during the life of the RevCons. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical levels of the Underlying Index could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the tables reflects hypothetical rates of return on the RevCons assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your RevCons prior to the Maturity Date, your return will depend upon the market value of your RevCons at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” above.

     The tables below also assume that there is no change in or affecting any of the stocks comprising the Underlying Index or the method by which the Index Sponsor calculates the level of the Underlying Index, that there is no change in the relative weighting of any stock comprising the Underlying Index and that no Market Disruption

Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the RevCons, tax liabilities could affect the after-tax rate of return on your RevCons to a comparatively greater extent than the after-tax return on the Reference Share.

     The Underlying Index has been highly volatile in the past and its performance cannot be predicted for any future period. The actual performance of the Underlying Index over the life of the RevCons, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical levels of the Underlying Index set forth elsewhere in this pricing supplement. For information about the level of the Underlying Index during recent periods, see “The Index—Historical Closing Levels” below.

     If the Closing Level of the Underlying Index never falls below the Knock-In Level on any Trading Day from and including the Trading Day immediately following the Trade Date to and including the Determination Date, or if the Final Index Level on the Determination Date is equal to or greater than the Initial Index Level, the Redemption Amount will be an amount of cash equal to the $1,000.00 face amount.

     By contrast, if the Closing Level of the Underlying Index is less than the Knock-In Level on any Trading Day from and including the Trading Day immediately following the Trade Date to and including the Determination Date and the Final Index Level on the Determination Date is less than the Initial Index Level, the Redemption Amount payment on the Maturity Date will be an amount of cash that is less than the $1,000.00 face amount by an amount proportionate to the decrease in the level of the Underlying Index and which could be zero.

     The following examples illustrate the rate of return on the RevCons for a range of hypothetical Final Index Levels on the Determination Date, assuming a six-month term, depending on whether the Final Index Level is less than the Initial Index Level and whether, during the six-month term of the RevCons, the Closing Level of the Underlying Index has not decreased to or below the Knock-In Level.

     The hypothetical examples are based on the following terms:

Stated face amount (per RevCons):	$1,000.00

Initial Index Level:	181.22

Knock-In Level:	126.8540 (70.00% of the Initial Index Level)

Coupon per annum:	13.30%

     TABLE 1: At maturity, unless the Closing Level of the Underlying Index on the determination Date is less than the Initial Index Level and the Closing Level of the Underlying Index has decreased to or below the Knock-In Level on any Trading Day from and including the Trading Day immediately following the Trade Date to and including the Determination Date, your payment at maturity per RevCons will equal the stated face amount. This table represents the hypothetical Redemption Amount and the total payment over the six-month term of the RevCons on a $1,000.00 investment in the RevCons on the basis that the Closing Level of the Underlying Index has not decreased to or below the Knock-In Level of 126.8540 (70.00% of the Initial Index Level.)

Hypothetical Closing Level of the Underlying Index on the Determination Date	Cash Value of the Underlying Index delivered at Maturity per RevCons	Total Monthly Coupon Payments per RevCons	Total Redemption Amount per RevCons	6 Month Total Return on the RevCons (%)
80	$1,000.00	$66.50	$1,066.50	6.65%
125	$1,000.00	$66.50	$1,066.50	6.65%
130	$1,000.00	$66.50	$1,066.50	6.65%
140	$1,000.00	$66.50	$1,066.50	6.65%
150	$1,000.00	$66.50	$1,066.50	6.65%
160	$1,000.00	$66.50	$1,066.50	6.65%
Greater than 160	$1,000.00	$66.50	$1,066.50	6.65%

     TABLE 2: This table represents the hypothetical Redemption Amount and the total payment over the six-month term of the RevCons on a $1,000 investment in the RevCons if the Closing Level of the Underlying Index has decreased to or below the Knock-In Level of 126.8540 on any Trading Day from and including the Trading Day immediately following the Trade Date e to and including the Determination Date. In each of these examples, where the Closing Level of the Underlying Index on the Determination Date is less than the Initial Index Level, the Redemption Amount would be an amount in cash that is less than the stated face amount by an amount proportionate to the decrease in the level of the Underlying Index. In each of these examples, where the Closing Level of the Underlying Index on the Determination Date is at or above the Initial Index Level, the Redemption Amount will equal the stated face amount.

Hypothetical Closing Level of the Underlying Index on the Determination Date	Cash Value of the Underlying Index delivered at Maturity per RevCons	Total Monthly Coupon Payments per RevCons	Total Redemption Amount per RevCons	6 Month Total Return on the RevCons (%)
Greater than 160	$ 1,000	$66.50	$1,066.50	6.65%
128	$706.32	$66.50	$ 772.82	–22.72%
96	$529.74	$66.50	$ 596.24	–40.38%
64	$353.16	$66.50	$ 419.66	–58.03%
32	$176.58	$66.50	$ 243.08	–75.69%
8	$ 44.15	$66.50	$ 110.65	–88.94%
0	$ 0.00	$66.50	$ 66.50	–93.35%

Same-day funds settlement and payment

     The initial settlement for the RevCons and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE UNDERLYING INDEX

General

     Unless otherwise stated, we have derived all information regarding the PHLX Oil Service SectorSM Index (the Index) provided in this pricing supplement, including its composition, method of calculation and changes in components, from PHLX, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, PHLX. PHLX is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Index at any time. None of the Issuer, the Agent or the Calculation Agent assumes any responsibility for the accuracy or completeness of any information relating to the Index.

     The Index was developed by the predecessor to NASDAQ OMX PHLX and is calculated, maintained and published by NASDAQ OMX PHLX (the Index Publisher). The Index is a price-weighted index (i.e., the weight of an underlying stock in the index is based on its price per share rather than the total market capitalization of the issuer of such component stock) composed of 15 common stocks of the companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services. The Index was set to an initial value of 75.00 on December 31, 1996 and options on the Index commenced trading on February 24, 1997.

     The Index is calculated by adding the prices of the component stocks and dividing by the base market divisor, without any regard to capitalization. Typically, the higher priced and more volatile constituent issues will exert a greater influence over the movement of a price-weighted index. The Index level calculation is described by the following formula:

Sum of All Component Prices

Base Market Divisor

     To maintain the continuity of the Index, the divisor is adjusted to reflect non-market changes in the price of the component securities as well as changes in the composition of the Index. Changes which may result in divisor adjustments include but are not limited to stock splits, dividends, spin offs, certain rights issuances and mergers and acquisitions.

     The following is a list of companies included in the Index as of June 9, 2009, their trading symbols and percentage weightings:

Companies	Trading Symbols	Index Weightings (%)
Transocean, Inc.	RIG	15.865985
Schlumberger Ltd.	SLB	11.041075
Oceaneering International Inc.	OII	9.928071
Tidewater, Inc.	TDW	9.394284
Baker Hughes Intl.	BHI	7.60742
National Oilwell Varco, Inc.	NOV	7.208026
Noble Corp.	NE	6.861632
Cameron International Corporation	CAM	5.809199
Smith International, Inc.	SII	5.792164
Halliburton Co.	HAL	4.404694
Weatherford International Ltd.	WFT	4.092372
Rowan Companies, Inc.	RDC	4.313837
Nabors Industries Ltd.	NBR	3.456369
BJ Services Co.	BJS	2.879046
Global Industries, Ltd.	GLBL	1.345826

     THE INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS OR OTHER DISTRIBUTIONS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE REVCONS MAY NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL MATURITY.

Historical High, Low and Closing Levels of the Index

     The Closing Level of the Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the Closing Level of the Index during any period shown below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the RevCons.

You should not take the historical levels of the Index as an indication of the future performance of the Index. We cannot give you any assurance that the Final Index Level will be equal to or greater than the Initial Index Level or that a Knock-In Level Trigger will not occur during the term of the RevCons so that you will receive the stated face amount at maturity for each RevCons you hold. Neither we nor MS&Co. make any representation to you as to the performance of the Index. Moreover, in light of current market conditions, the trends reflected in the historical performance of the Index may be less likely to be indicative of the performance of the Index during the period from the Trade Date until the Determination Date than would otherwise have been the case.

     In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that the Index will be more volatile during the period from the Trade Date until the Determination Date than it has been historically which may increase the risk that you could lose all or a substantial portion of your investment in the RevCons.

     Before investing in the RevCons, you should consult publicly available information to determine the relevant Index levels between the date of this pricing supplement and the date of your purchase of the RevCons. The actual performance of the Index over the life of the RevCons, as well as the Redemption Amount, may bear little relation to the historical levels shown below.

     The following table sets forth the published high and low Closing Levels of the Index, as well as end-of-quarter Closing Levels of the Index, for each quarter in the period from January 1, 2004 through June 9, 2009. The Closing Level of the Index on June 9, 2009 was 181.22. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.

PHLX Oil Service SectorSM Index Historical Closing Levels

	High	Low	Close

2004:

First Quarter	110.6300	92.5000	103.5100

Second Quarter	109.3300	95.8400	107.5400

Third Quarter	121.9300	101.7600	120.7900

Fourth Quarter	127.0200	113.4500	123.9400

2005:

First Quarter	145.2600	118.2600	139.3100

Second Quarter	149.1200	124.9600	146.1500

Third Quarter	178.6400	146.5100	175.9300

Fourth Quarter	190.9200	153.4500	182.1400

2006:

First Quarter	223.5400	189.3500	208.3500

Second Quarter	235.3400	185.8100	210.3800

Third Quarter	213.4000	175.7900	186.1000

Fourth Quarter	215.6900	173.3600	199.9000

2007:

First Quarter	217.3100	180.3000	214.6300

Second Quarter	271.5800	218.8200	263.4800

Third Quarter	300.7700	243.0300	295.0800

Fourth Quarter	310.7600	271.3000	301.6100

2008:

First Quarter	312.2000	248.8500	281.2800

Second Quarter	359.6100	286.4200	354.1500

Third Quarter	356.7600	224.5900	236.4200

Fourth Quarter	226.1000	104.1400	121.3900

2009:

First Quarter	142.1800	108.4400	123.9700

Second Quarter (through June 9, 2009)	184.7000	125.4100	181.2200

     The following graph shows the daily closing values of the Index from January 1, 2004 through June 9, 2009. We obtained the information in the graph from Bloomberg Financial Markets, without independent verification.

Historical Performance of the Index from January 1, 2004 to June 9, 2009

License Agreement

     The NASDAQ OMX Group, Inc. and MS&Co. (the Licensee) have entered into a non-exclusive license agreement pursuant to which the Licensee, certain of its affiliated companies and Eksportfinans, in exchange for a fee, use the PHLX Oil Service SectorSM Index, which is owned and published by The NASDAQ OMX Group, Inc., in connection with securities, including the RevCons.

     The license agreement between The NASDAQ OMX Group, Inc. and MS&Co. provides that the following language must be set forth in this prospectus supplement:

     The RevCons are not sponsored, endorsed, sold or promoted by The NASDAQ OMX Group, Inc. (NASDAQ OMX) or its affiliates (NASDAQ OMX, with its affiliates, are referred to as the Corporations). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the RevCons. The Corporations make no representation or warranty, express or implied, to the owners of RevCons or any member of the public regarding the advisability of investing in securities generally or in the RevCons particularly or the ability of the Index to track market performance. The Corporations’ only relationship to the Licensee (other than transactions entered into in the ordinary course of business) is in the licensing of the Nasdaq®, OMX®, and PHLX Oil Service SectorSM Index registered trademarks, and certain trade names of the Corporations and the use of the PHLX Oil Service SectorSM Index, which is determined, composed and calculated by NASDAQ OMX without regard to Licensee or the RevCons. NASDAQ OMX has no obligation to take the needs of the Licensee, Eksportfinans or the owners of the RevCons into consideration in determining, composing or calculating the Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the RevCons to be issued or in the determination or calculation of the equation by which the RevCons are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the RevCons.

     THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE PHLX OIL SERVICE SECTORSM INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, EKSPORTFINANS, OWNERS OF THE PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE PHLX OIL SERVICE SECTORSM INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE PHLX OIL SERVICE SECTORSM INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and is subject to the limitations and exceptions set forth therein. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. You should consult your own tax adviser in determining the tax consequences of your investment in your RevCons in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     General. There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the securities. Pursuant to the terms of the RevCons, by purchasing a RevCon, you agree with us to treat such RevCon as consisting of (1) a Put Option that requires you to pay to us the Put Option Cash Settlement Amount if the Final Index Level is less than the Initial Index Level and the Knock-In Level Trigger has occurred, and (2) a Deposit of cash in an amount equal to the principal amount of a RevCon to secure your potential obligation to pay to us the Put Option Cash Settlement Amount. Accordingly, under this characterization, the stated interest payments on the RevCons is divided into two components for U.S. Federal income tax purposes, a portion of which is treated as interest on the Deposit consisting of monthly payments equalling 0.9954% on an annualized basis and characterized as discount for U.S. Federal income tax purposes (as described below under “Interest Payments on the Securities”), and the remainder of which is the Put Premium attributable to your sale of the Put Option to us. We are not requesting a ruling from the IRS with respect to the RevCons, and we cannot assure you that the IRS will agree with the conclusions expressed in this pricing supplement or the accompanying prospectus supplement and prospectus regarding the treatment of the RevCons and our allocation of stated interest payments on the RevCons. If the IRS successfully argues that the RevCons and the allocation should be treated differently, the timing and character of any inclusion in income in respect of your RevCons may be affected. Except as provided in “Alternative Characterization of the RevCons” below, the remainder of this discussion assumes that the RevCons are treated as described above.

     Interest Payments on the RevCons. We, and by your purchase of the RevCons, you, agree to treat the Deposit as a short-term obligation for U.S. Federal income tax purposes. Under the applicable Treasury Regulations, the Deposit will be treated as being issued at a discount equal to the sum of the monthly interest payments that is attributable to interest on the Deposit for U.S. Federal income tax purposes. If you are an accrual method or a cash method U.S. Holder that elects to accrue the discount currently, you will be required to include the discount in income as it accrues on a straight-line basis, unless you elect to accrue the discount on a constant yield method based on daily compounding. If you are a cash method U.S. Holder and you do not elect to accrue the discount, you should include the portion of the payments attributable to interest on the Deposit as income upon receipt and you will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the securities in an amount not exceeding the accrued interest until such interest is included in income. Furthermore, if you are a cash method U.S. Holder, any gain realized on the Deposit upon the sale, exchange, or retirement of the securities will be ordinary income to the extent of the discount that has accrued on a straight lined basis (or, if an election was made, according to a constant yield method based on daily compounding) but not previously included in income through the date of sale, exchange or retirement.

     Put Premium on the RevCons. The Put Premium generally will not be taxable to you upon receipt. If the Put Option expires unexercised (i.e., a cash payment is made to you upon maturity of the RevCons equal to the principal amount of the RevCons where either (i) the Knock-In Level Trigger has not occurred or (ii) the Knock-In Level Trigger has occurred but the Final Index Level is not less than the Initial Index Level), you will recognize with respect to the Put Option component of the RevCons, short term capital gain equal to the total Put Premium received.

     If the Put Option is exercised (i.e., a cash payment is made to you upon maturity of the RevCons determined by reference to the Index Performance Factor where the Final Index Level is less than the Initial Index Level and the Knock-In Level Trigger has occurred), you will recognize short term capital gain or loss in an amount equal to the difference between the total Put Premium received and the Put Option Cash Settlement Amount.

     Sale, Exchange, Redemption or Other Disposition of the RevCons. Upon the sale or exchange of the RevCons for cash, you will be required to apportion the amount you receive between the Deposit and the Put Option according to their respective values on the date of the sale or exchange. You will generally recognize gain or loss with respect to the Deposit in an amount equal to the difference between the amount you receive that is apportioned to the Deposit and your adjusted basis in the Deposit. Your adjusted basis in the Deposit will generally equal the principal amount of your RevCons, increased by the amount of any income you have recognized in connection with the Deposit and decreased by the amount of any payment received with respect to the Deposit. Such gain or loss will be short term capital gain or loss, except to the extent attributable to accrued discount on the Deposit, which would be taxable as such as described under “Interest Payments on the RevCons” above.

     With respect to the Put Option, the amount of cash you receive upon the sale or exchange of the RevCons that is apportioned to the Put Option plus the total Put Premium previously received will be treated as short term capital gain. If on date of the sale or exchange of the RevCons, the value of the Deposit is in excess of the amount you received upon such sale or exchange, then you will be treated as having made a payment to the purchaser equal to the amount of such excess in exchange for the purchaser’s assumption of your rights and obligations under the Put Option. In such a case, you will recognize short term capital gain or loss equal to the difference between the total Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to the purchaser with respect to the assumption of the Put Option. The amount of the deemed payment will be treated as an amount received with respect to the Deposit in determining your gain or loss with respect to the Deposit.

     Alternative Treatments. Notwithstanding our mutual contractual obligation to treat the RevCons in accordance with the above characterization, there is currently no statutory, judicial or administrative authority that directly addresses the proper treatment of the RevCons for U.S. Federal income tax purposes. Accordingly, no assurance can be given that the IRS will agree with, or that a court will uphold, the characterization and treatment of the RevCons described above. If the IRS successfully asserts an alternative characterization of the RevCons, the timing and the character of any income with respect to the RevCons may differ from that described above. For example, it is possible that the IRS might assert that the RevCons should be treated as a single debt instrument, in which case the RevCons would be subject to the rule concerning short-term debt securities as described in the accompanying prospectus under “Taxation in the United States”. Accordingly, prospective investors are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the RevCons.

     Possible new administrative guidance and/or legislation. On December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper federal income tax treatment of an instrument such as the RevCons including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any, and whether any such guidance would be applied on a retroactive basis. Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of your investment, possibly retroactively.

     Since you will receive coupon payments on the RevCons on a current basis and by acquiring the RevCons you agree to treat a portion of the monthly coupon payments as ordinary income for U.S. Federal income tax purposes in accordance with your regular method of accounting, if any regulations are ultimately adopted pursuant to the notice with respect to pre-paid forward contracts and similar instruments, it is unclear whether such regulations would apply to the RevCons and, if so, whether such regulations would otherwise alter the tax treatment of the RevCons (e.g., requiring accrual of the full amount of the coupon as ordinary income and/or requiring any gain or loss to be characterized as ordinary rather than capital).

     The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the RevCons for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

     In addition, one member of the House of Representatives introduced a bill on December 19, 2007 that, if enacted, would have required holders of instruments such as the RevCons purchased after the bill is enacted to accrue interest income over the term of the RevCons even in instances where no interest payments would be made over the term of the RevCons. It is not possible to predict whether a similar bill will be re-introduced or enacted in the future and whether any such bill would affect the tax treatment of your RevCons.

     Prospective purchasers of the RevCons should review the Taxation in the United States section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the RevCons under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by MS&Co. (the agent) as principal, pursuant to a terms agreement dated as of June 9, 2009 between the agent and us. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.